UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,687,544 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,687,544 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,687,544 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock (as defined in this Schedule 13D) outstanding as of May 10, 2021 as disclosed by the Issuer (as defined in this Schedule 13D) in its Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 10, 2021 (the “10-Q”) plus (ii) 3,092,794 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV as of the date of this Amendment No. 11 (as defined below) plus (iii) 323,682 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 271,068 shares of Common Stock issuable upon exercise of the Warrants issuable to ASSF IV pursuant to the Equity Commitment Agreement, the Second Equity Commitment Agreement and October 2019 ECA upon conversion of the shares of Series A Preferred Stock held by ASSF IV (the “ASSF Anti-Dilution Warrants”).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,687,544 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,687,544 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,687,544 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 3,092,794 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV as of the date of this Amendment No. 11 plus (iii) 323,682 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 271,068 shares of Common Stock issuable upon exercise of the ASSF Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,952,453 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,952,453 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,952,453 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 2,903,516 shares of Common Stock issuable upon exercise of the Warrants held by ASOF as of the date of this Amendment No. 11 plus (iii) 1,811,820 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 237,117 shares of Common Stock issuable upon exercise of the Warrants issuable to ASOF pursuant to the Equity Commitment Agreement, the Second Equity Commitment Agreement and October 2019 ECA upon conversion of the shares of Series A Preferred Stock held by ASOF (the “ASOF Anti-Dilution Warrants” and, together with the ASSF Anti-Dilution Warrants, the “Ares Anti-Dilution Warrants”).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,952,453 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,952,453 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,952,453 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 2,903,516 shares of Common Stock issuable upon exercise of the Warrants held by ASOF plus (iii) 1,811,820 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 237,117 shares of Common Stock issuable upon exercise of the ASOF Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 5,904 shares of Common Stock underlying restricted stock units (“RSUs”) granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,680,132* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,680,132* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680,132* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF as of the date hereof plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants.

This Amendment No. 11 (this “Amendment No. 11”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020, as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020, as amended by Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on July 27, 2020, as amended by Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on February 5, 2021, and as amended by Amendment No. 10 to the Original Schedule 13D filed by the Reporting Persons on February 11, 2021 (as so amended, the “13D Filing,” and together with this Amendment No. 11, this “Schedule 13D”). Except as amended in this Amendment No. 11, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 11 as so defined, unless otherwise defined in this Amendment No. 11.

The Reporting Persons have been or currently are party to certain agreements with the Oaktree Entities, which agreements are described in Item 6 of this Schedule 13D and contemplate or contemplated, among other things, the issuance, exchange or transfer of certain securities of the Issuer (including securities convertible into or exercisable for shares of Common Stock), and certain other obligations of the Reporting Persons and the Oaktree Entities in respect of such securities. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities. The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

Items 2(a) and 2(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) This statement is being filed jointly by (i) Ares Special Situations Fund IV, L.P., (“ASSF IV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) ASOF Holdings I, L.P. (“ASOF”), (iv) ASOF Investment Management LLC (“ASOF Investment Management”), (v) Ares Management LLC, (vi) Ares Management Holdings L.P. (“Ares Management Holdings”), (vii) Ares Holdco LLC (“Ares Holdco”), (viii) Ares Management Corporation (“Ares Management”), (ix) Ares Voting LLC (“Ares Voting”), (x) Ares Management GP LLC (“Ares Management GP”) and (xi) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of July 28, 2021, a copy of which is attached hereto as Exhibit 99.11.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. ASSF Operating Manager IV is the manager of ASSF IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. ASOF Investment Management is the manager of ASOF, and the sole member of ASOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Schedule 13D. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.

Each of the Reporting Persons (other than ASSF IV, ASOF, and Ares Management LLC, in each case, solely with respect to the shares of Common Stock held directly by each such Reporting Person), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

Item 4. Purpose of the Transaction

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the penultimate paragraph of Item 4 of the 13D Filing:

On July 27, 2021, ASOF submitted to Guggenheim Securities, LLC (“Guggenheim”) a non-binding indication of interest to potentially acquire 70% of the $175.0 million in Common Stock and pre-funded warrants (the “Pre-Funded Warrants” and, together with the Common Stock, the “Securities”) of the Issuer being marketed by Guggenheim at such time, at the public offering price, subject to (i) such public offering price being at least a 5% discount to the then current market price of the Common Stock and (ii) ASOF’s allocation not being reduced below such amount (which amount was subsequently clarified to be not less than 37.8% ownership of the Issuer calculated on an Adjusted Outstanding Basis (as defined in Item 6 of this Schedule 13D)). ASOF indicated that it would also have interest in potentially acquiring more of the Securities at a larger discount and would welcome further discussions if of interest to Guggenheim. The amount of 37.8% corresponds to the Stockholder Agreement Trigger Amount (as defined in the Transaction Agreement).

The non-binding indication of interest did not constitute a commitment, a contract to provide a commitment or an offer to enter into a contract regarding any transaction. Any binding obligation on ASOF to purchase any of the Securities is subject to a number of conditions. No communication, whether written or otherwise, other than a fully negotiated and executed definitive agreement, can give rise to any binding obligation on behalf of ASOF (or its affiliates) to enter into any transaction, whether now or in the future.

As described in Item 6 of this Schedule 13D, pursuant to the Transaction Agreement, at the closing of 2021 Equity Offering (as defined below): (i) ASSF IV and ASOF will convert and exchange all outstanding shares of Series A Preferred Stock held by ASSF IV and ASOF for newly-issued shares of Common Stock; (ii) in connection with such conversion of Series A Preferred Stock, the Issuer will issue ASSF IV and ASOF newly-issued shares of Common Stock corresponding to the number of Anti-Dilution Warrants that would be issuable in connection with the conversion and exchange of the Series A Preferred Stock pursuant to the terms of the October 2019 ECA, the August 2019 ECA and the May 2019 ECA; (iii) the Issuer will repurchase all outstanding shares of Series B Preferred Stock held by the ASSF IV and ASOF (other than the shares of Series B Preferred Stock to be repurchased at the Deferred Repurchase Closing (as defined in the Transaction Agreement); and (iv) ASSF IV and ASOF will exercise 100% of the Warrants held by them (including all Anti-Dilution Warrants).

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Amendment No. 11 is filed, ASSF IV directly holds (i) Warrants that are exercisable for 3,092,794 shares of Common Stock and (ii) shares of Series A Preferred Stock that are convertible into 323,682 shares of Common Stock (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount). In addition, ASSF IV is entitled to receive ASSF Anti-Dilution Warrants that are exercisable for 271,068 shares of Common Stock upon conversion of the Series A Preferred Stock held by ASSF IV. ASOF directly holds (a) Warrants that are exercisable for 2,903,516 shares of Common Stock and (b) shares of Series A Preferred Stock that are convertible into 1,811,820 shares of Common Stock (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount). In addition, ASOF is entitled to receive ASOF Anti-Dilution Warrants that are exercisable for 237,117 shares of Common Stock upon conversion of the Series A Preferred Stock held by ASOF. The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the Warrants, the shares of Series A Preferred Stock held of record by ASSF IV and ASOF and the Ares Anti-Dilution Warrants.  Ares Management LLC directly holds 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock underlying the Warrants, the shares of Series A Preferred Stock held of record by ASSF IV and ASOF and the Ares Anti-Dilution Warrants.  The applicable ownership percentages reported in this Amendment No. 11 are based on (i) 24,847,908 shares of Common Stock outstanding as of May 10, 2021 as disclosed by the Issuer in the 10-Q plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF plus (iii) 2,135,502 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by ASSF IV and ASOF (calculated using the methodology described in Item 6 of this 13D, assuming an equity price based on the closing price as of July 26, 2021 and a 5% discount) plus (iv) 508,185 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the number and percentage of Common Stock underlying the Warrants, the shares of Series A Preferred Stock and the Ares Anti-Dilution Warrants beneficially owned by each of the Reporting Persons.

(b) Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days.  Except for the information set forth in this Amendment No. 11, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 10 to the Schedule 13D.

(d) Certain Rights of Other Persons.  Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended by adding the following disclosure after the final paragraph under “D. February 2021 Transactions”:

E. July 2021 Transactions

Transaction Agreement

On July 28, 2021, the Issuer announced that it is offering (the “2021 Equity Offering”) (i) shares of Common Stock and (ii) Pre-Funded Warrants to purchase shares of Common Stock, in lieu of shares of Common Stock, to each purchaser whose purchase of shares of Common Stock in the offering would otherwise result in the purchaser, together with its affiliates that report together as a group under the beneficial ownership rules, beneficially owning more than 32% (or, at the election of the purchaser, 9.99%) of the Issuer’s issued and outstanding Common Stock (and, with respect to any such holder that would beneficially own more than such 32%, a number of Pre-Funded Warrants necessary for such purchaser where exercises are limited as necessary to comply with the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”)). The numbers of shares of Common Stock and Pre-Funded Warrants will be reported in the final prospectus of the 2021 Equity Offering.

In connection with the 2021 Offering, on July 28, 2021, the Issuer, ASSF IV and ASOF entered into a Transaction Agreement (the “Transaction Agreement”), pursuant to which the parties have agreed that, among other things, at the closing of 2021 Equity Offering:

•	ASSF IV and ASOF will convert all of their Series A Preferred Stock (consisting of all of the Issuer’s issued and outstanding shares of Series A Preferred Stock), into shares of Common Stock (equal to the stated value of the Series A Preferred Stock divided by the lower of the price per share of Common Stock to the public in the 2021 Equity Offering and 95.5% of a 30-day volume-weighted average price of the Common Stock on the day immediately prior to the pricing date; provided that such price shall not be lower than 90% of the 30-day volume weighted average price of the Common Stock ending on the day immediately prior to the pricing date) (the “Series A Conversion Shares”);

•	The Issuer will issue to ASSF IV and ASOF shares of Common Stock representing shares of Common Stock underlying warrants that ASSF IV and ASOF are entitled to pursuant to anti-dilution rights that are triggered upon conversion of the Series A Preferred Stock described above (the “Anti-Dilution Warrant Shares”); and

•	The Issuer will issue to ASSF IV and ASOF 5,996,310 shares of Common Stock at an exercise price of $0.0001 per share for the exercise of warrants that were issued to ASSF IV and ASOF in connection with their original purchases of Series B Preferred Stock (the “Series B Warrant Shares”).

The Transaction Agreement provides that if participation by ASOF results in the Reporting Persons beneficially owning in excess of 32% of the Issuer’s voting securities (the issued and outstanding Common Stock), then any participation by ASOF in excess of that percentage will be through Pre-Funded Warrants. Participation by ASOF will also be through Pre-Funded Warrants as needed to comply with the HSR Act.

The Transaction Agreement obligates the Issuer to use all of the net proceeds from the 2021 Equity Offering (after underwriting discounts) to repurchase a portion of the Series B Preferred Stock for a price of each share of Series B Preferred Stock equal to the optional redemption price for such share (as defined in the applicable Series B Preferred Stock certificate of designations), calculated as of the repurchase date. As mentioned above, assuming the July 2021 transactions close, the Reporting Persons would make a contingent payment to OT POF IEA pursuant to the Stock Purchase Agreement dated February 3, 2021, between the Ares Purchasers, the Issuer, and OT POF IEA. The Stock Purchase Agreement contemplated an additional contingent payment from the Ares Purchasers to OT POF IEA if the Issuer redeems or definitively agrees to redeem all or a portion of the Series B-1 Preferred Stock or Series B-3 Preferred Stock purchased by the Ares Purchasers from the Sellers for cash or debt securities at the applicable “Optional Redemption Price” of the Series B-1 Preferred Stock or Series B-3 Preferred Stock within one (1) year following the consummation of the transactions contemplated by the Stock Purchase Agreement.

The Transaction Agreement also requires the Issuer to use its reasonable best efforts to complete an offering of $285.0 to $300.0 million aggregate principal amount of senior notes due 2029 and enter into a new credit facility that will supersede and replace the Issuer’s current credit agreement. Pursuant to the Transaction Agreement, the Issuer is required to use the additional proceeds from its senior notes offering to redeem any remaining outstanding Series B Preferred Stock not repurchased with proceeds of the 2021 Equity Offering and to repay its term loan.

To the extent the exercise of any Pre-Funded Warrants, together with the effects of the other transactions in the Transaction Agreement, would result in a required filing under the HSR Act, the Issuer, ASSF IV and ASOF are required to make such filings promptly and to seek early termination of any waiting period, and ASSF IV and ASOF are required to promptly exercise any Pre-Funded Warrants following such approval (but subject to the requirement that the Reporting Persons will not beneficially own more than 32% of the issued and outstanding Common Stock as provided in the Form of Pre-Funded Warrant).

The Issuer, ASSF IV and ASOF have made customary representations and warranties in the Transaction Agreement. The Transaction Agreement also contains various affirmative and restrictive covenants. The Issuer has also agreed to indemnify ASSF IV and ASOF and certain other persons for, among other things, losses incurred based upon, arising out of or in connection with (i) breaches and inaccuracies in the representations and warranties in any transaction documents, (ii) any breach or default of any covenants, agreements or obligations in the transaction documents or (iii) any direct or indirect legal action by stockholders or creditors of the Issuer arising out of, relating to or in connection with any of the transactions contemplated by the Transaction Agreement or the other transaction documents or any investigation or other action by any governmental entity arising out of, relating to or in connection with any of the transactions contemplated by the Transaction Agreement or the other transaction documents.

The Transaction Agreement may be terminated by the mutual consent of the Issuer, ASSF IV and ASOF, and will terminate automatically if the closing of the 2021 Equity Offering has not occurred by August 15, 2021. The Transaction Agreement may also be terminated if there is an order preventing the transactions under the Transaction Agreement, or if there are any breaches of the representations and warranties in the Transaction Agreement.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit 5.25 to this Amendment No. 11 and is incorporated by reference in its entirety into this Item 6.

Stockholders’ Agreement

The Transaction Agreement provides that the Issuer will enter into a Stockholders’ Agreement with ASSF IV and ASOF at the closing of the 2021 Equity Offering. Pursuant to the Stockholders’ Agreement:

•

The Issuer will agree to take any and all necessary action to cause its Board at the closing of the 2021 Equity Offering (or as soon thereafter as ASSF IV and ASOF request) to be comprised of a total of ten directors (until the next annual meeting or special meeting at which directors are elected following the closing of the 2021 Equity Offering), including two designated representatives of ASSF IV and ASOF, and to permit ASSF IV and ASOF to continue to designate two representatives to the Board as long as ASSF IV and ASOF and their affiliates beneficially own more than or equal to 20% of the Common Stock, one representative as long as ASSF IV and ASOF and their affiliates beneficially own less than 20% but more than or equal to 10% of the Common Stock, and no representatives if ASSF IV and ASOF and their affiliates beneficially own less than 10% of the Common Stock. The Issuer is required to take any and all necessary action to reduce the number of directors on the Board to nine (9) and to cause the Board to be comprised of a total of nine (9) directorships (in each case, including (or assuming) both of the representatives of ASSF IV and ASOF are members of the Board) immediately following the first annual or special meeting at which directors are elected following the closing of the 2021 Equity Offering;

•	Additionally, if ASSF IV and ASOF beneficially own in excess of 37.8% of the Common Stock on an Adjusted Outstanding Basis (as defined in the Transaction Agreement) at the closing of the 2021 Equity Offering (excluding the effects of any exercise of the underwriters’ over-allotment option):

o	ASSF IV and ASOF will agree not to transfer any equity securities acquired in 2021 Equity Offering (including shares of Common Stock issuable upon exercise of the Pre-Funded Warrants) until twelve months following the initial closing of the 2021 Equity Offering; provided, however, that certain transfers, including in connection with consolidations and reorganizations, tender or exchange offers, exercises of registration rights and certain distributions, are permitted; and

o	ASSF IV and ASOF will also agree, with respect to themselves and their controlled affiliates acting on their behalf, for a period of time up to the earlier of the thirty-month anniversary of the date of closing of the 2021 Equity Offering, or the earlier occurrence of the date in which the Reporting Persons beneficially own less than 10% of the outstanding Common Stock, a change of control transaction, a material breach of the Stockholders’ Agreement by the Issuer, an event of default by the Issuer with respect to its senior notes or credit facility or other indebtedness exceeding $50.0 million, or any winding up, dissolution or liquidation or bankruptcy (subject to certain permitted exceptions):

▪	not to transfer its Common Stock to competitors (as defined in the Stockholders’ Agreement) or any person that would beneficially own more than 20% of the Common Stock, subject to certain permitted exceptions;

▪	not to take, or permit their controlled affiliates acting on their behalf to take, certain actions, subject to certain permitted exceptions, including, but not limited to:

o	making any public announcement, proposal or offer, with respect to (a) acquisitions of additional Common Stock, (b) any restructuring, recapitalization, liquidation or similar transaction, (c) the election of directors other than ASSF IV and ASOF’s designees or (d) changes to the Board and calling of special meetings;

o	publicly seek a change in the composition or size of the Board;

o	deposit any voting securities into a voting trust;

o	acquire any voting securities or beneficial ownership thereof greater than ASSF IV and ASOF’s beneficial ownership following closing of the 2021 Equity Offering and 37.8% of the Common Stock on an Adjusted Outstanding Basis;

o	call for, or initiate, propose or requisition a call for any general or special meeting;

o	publicly state an intention, plan or arrangement to do any of the foregoing; or

o	intentionally and knowingly instigate, facilitate, encourage or assist any third party to do any of the foregoing; and

o	ASSF IV and ASOF will agree to cause all voting securities to be present at any annual or special meeting in which directors are to be elected, to vote such securities either as recommended by the Board, or in the same proportions as votes cast by other voting securities with respect to director nominees or other nominees and in favor of any director nominee of ASSF IV and ASOF, not to vote in favor of a change of control transaction pursuant to which ASSF IV and ASOF would receive consideration that is different in amount or form from other stockholders unless approved by the Board; and

•	ASSF IV and ASOF are afforded reasonable access to the Issuer’s books and records for so long as ASSF IV and ASOF have a right to designate a director to the Board.

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is filed as Exhibit 5.26 to this Amendment No. 11 and is incorporated by reference in its entirety into this Item 6.

Form of Pre-Funded Warrant

The Pre-Funded Warrants will be issued as individual warrant agreements and will have an exercise price of $0.0001 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. The Pre-Funded Warrants do not expire.

The Pre-Funded Warrants are exercisable at any time after their original issuance. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Issuer a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of Common Stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may elect to exercise the Pre-Funded Warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Pre-Funded Warrant. No fractional Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant.

The Pre-Funded Warrants may not be exercised by the holder to the extent that the holder, together with its affiliates that report together as a group under the beneficial ownership rules, would beneficially own, after such exercise more than 32% (or, at the election of the holder, 9.99%) of the issued and outstanding Common Stock. Furthermore, the Pre-Funded Warrants restrict the ability of the holder to exercise them, if the exercise of such Pre-Funded Warrants would result in a required filing under the HSR Act, until such time as the Issuer and the exercising party have received clearance under the HSR Act.

Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without the Issuer’s consent.

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of the Common Stock, the sale, transfer or other disposition of all or substantially all of the Issuer’s properties or assets, the Issuer’s consolidation or merger with or into another person requiring approval of the Issuer’s stockholders (except under limited circumstances), the acquisition of more than 50% of the Common Stock outstanding, or any person or group becoming the beneficial owner of 50% of the voting power represented by the Common Stock outstanding, upon consummation of such a fundamental transaction, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants.

In addition, if any fundamental transaction is approved by a stockholder vote with a margin such that the transaction would not have been approved had all of the Pre-Funded Warrants been converted into shares of Common Stock as of the applicable record date for such vote and voted against such fundamental transaction, then the Issuer may not consummate such fundamental transaction without a prior written approval of the holders of the Pre-Funded Warrants corresponding to a number of such shares of Common Stock that, if voted in favor of such fundamental transaction would have resulted in approval of such fundamental transaction if the remainder of such as converted shares of Common Stock had been voted against such fundamental transaction.

The holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of the Common Stock with respect to the shares underlying such warrants, including any voting rights, until the holder exercises the Pre-Funded Warrant, except for the following rights:

•	the right to participate in any distributions of assets, including cash, stock or other property to the Issuer’s stockholders;

•	the right to participate in any rights granted to stockholders to purchase capital stock or other property; and

•	certain consent rights with respect to fundamental transactions as described above.

The foregoing description of the Form of Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the Form of Pre-Funded Warrant, a copy of which is filed as Exhibit 5.27 to this Amendment No. 11 and is incorporated by reference in its entirety into this Item 6.

Lock-Up Agreement

In connection with the 2021 Equity Offering, on July 25, 2021, ASSF IV and ASOF have entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriter[s] in the 2021 Equity Offering pursuant to which ASSF IV and ASOF, subject to certain exceptions, for a period of 90 days after the date of the 2021 Equity Offering final prospectus, may not, without the prior written consent of Guggenheim, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by ASSF IV and ASOF in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Stock, the “Relevant Securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Relevant Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Relevant Securities, in cash or otherwise, (c) make any demand for, or exercise any right with respect to, the registration of any Relevant Securities, or (d) publicly disclose the intention to do any of the foregoing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is filed as Exhibit 5.28 to this Amendment No. 11 and is incorporated by reference in its entirety into this Item 6.

Sixth Amendment to Registration Rights Agreement

On July 28, 2021, the Issuer, ASSF IV and ASOF entered into the sixth amendment (the “Sixth Registration Rights Amendment”) to the Registration Rights Agreement.  The Sixth Registration Rights Amendment requires the Issuer to use commercially reasonable efforts to file a new shelf registration statement not later than the close of the first business day after the expiration of the Lock-Up Agreement, make such registration statement effective and to keep that registration statement effective for so long as is necessary to permit the disposition of (i) Common Stock issued by the Issuer in the 2021 Equity Offering and held by ASSF IV and ASOF and their permitted transferees, (ii) the Pre-Funded Warrants issued by the Issuer in the 2021 Equity Offering and held by ASSF IV and ASOF and their permitted transferees, (iii) Common Stock issuable upon exercise of the Pre-Funded Warrants held by ASSF IV and ASOF and their permitted transferees, (iv) Common Stock held on the date of the Registration Rights Agreement Amendment by ASSF IV and ASOF; and (v) all other shares of Common Stock acquired after the date of the Registration Rights Agreement Amendment by ASSF IV and ASOF and their permitted transferees or their affiliated funds, investment vehicles, co-investment vehicles and managed accounts.

The foregoing description of the Sixth Registration Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Sixth Registration Rights Amendment, a copy of which is filed as Exhibit 5.29 to this Amendment No. 11 and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 5.25	Transaction Agreement, dated as of July 28, 2021, by and Among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P.
Exhibit 5.26	Stockholders’ Agreement
Exhibit 5.27	Form of Pre-Funded Warrant
Exhibit 5.28	Lock up Agreement
Exhibit 5.29	Sixth Amendment to Registration Rights Agreement
Exhibit 99.11	Joint Filing Agreement, dated as of July 28, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2021

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.25	Transaction Agreement, dated as of July 28, 2021, by and Among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P.
Exhibit 5.26	Stockholders’ Agreement
Exhibit 5.27	Form of Pre-Funded Warrant
Exhibit 5.28	Lock Up Agreement
Exhibit 5.29	Sixth Amendment to Registration Rights Agreement
Exhibit 99.11	Joint Filing Agreement, dated as of July 28, 2021, by and among the Reporting Persons.